April 11, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re:  Techne Corporation
     Form 10-K for the Year Ended June 30, 2005
     File No. 000-17272

Dear Mr. Rosenberg:

This letter is in further response to written comments received by us from the Securities and Exchange Commission (SEC), dated February 28, 2006, concerning our Form 10-K for the year ended June 30, 2005. On March 8, 2006, we submitted a response to the SEC regarding these comments. The following supplements our previous response and replies to additional oral comments communicated by SEC Staff Accountant, Vanessa Robertson, to Techne Corporation Chief Financial Officer, Greg Melsen, via a phone conversation on Friday, March 31, 2006.


As outlined in our March 8, 2006 response, in correspondence from the Company to the SEC dated November 10, 2004 and in our periodic disclosure of Critical Accounting Policies, our manufacturing process for proteins and antibodies has and may continue to produce quantities in excess of sales forecasted within the following two-year period. Large quantities of proteins and antibodies are manufactured to meet expected customer requirements and due to the efficiencies of manufacturing in such quantities. We only assign a value to protein and antibody inventories if they are expected to sell within a two-year period. Despite this methodology of inventory valuation, these products have long-term value, have minimal risk of obsolescence and may generate substantial future gross margins.

At the time many of these products are developed, there may be no market or a very limited market for them because of the limited scientific knowledge of their biological function and activity. Subsequently, scientific interest may increase appreciably as more research is conducted and published. This is a process that occurs over multiple years and, as a result, may lead to significant increases in sales of these products. Since we are on the leading edge with the development and release of new proteins and antibodies associated with those proteins, it is very difficult to predict whether a market for them will ever develop. Accordingly, we assign little or no value to new products at the time of their initial release as we cannot estimate sales beyond a two-year horizon. However, if a market does develop in the future, we assign a value to these products that effectively reverses the previously recorded write-down. This is the practice we have followed for the past 20 years.

We have studied and understand SAB Topic 5 BB regarding Inventory Valuation Allowances and the SEC Staff's position "that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked-up based on changes in underlying facts and circumstances." This interpretive position, Opinion 20 and ARB 43, Chapter 4, Statement 5 collectively served as guidance when we established our policies regarding the valuation of inventories, specifically those related to our biotechnology protein and antibody inventories. We also review and consider these pronouncements and interpretations each reporting period as we value these inventories and report our financial results and disclosures.

We agree that SAB Topic 5 BB indicates that a write-down of the inventory cost should not be reversed. As noted in our March 8, 2006 letter we have evaluated our accounting policy and have concluded that its consistent application results in the "write-up" of previously unvalued inventory which quantitatively and qualitatively are not material to the Company's results of operations, financial position, assets and stockholders' equity. We will continue to monitor the materiality of this accounting policy on an ongoing basis.

Cost of Sales for Manufacturing and Inventory Changes

On page 22 of our Annual Report on Form 10-K for the year ended June 30, 2005 we state that "manufacturing costs and changes in inventory value for proteins and antibodies charged to cost of sales were $6.6 million in fiscal 2005." This amount can be reconciled to amounts included in our March 8, 2006 response as follows:

Standard cost of product sold                               $1,354,000 *
Manufacturing cost of failed lots not impacting inventory    3,690,000
Current manufacturing costs of unvalued inventory            2,312,000 *
Write-up of previously unvalued inventory                     (962,000)*
Write-down of previously unvalued inventory                    205,000 *
                                                            ----------
Protein and Antibody Cost of Goods Sold (as disclosed)      $6,599,000

     * Amount from table provided in our response dated March 8, 2006.


We hope that we have adequately addressed the oral comments we received from the SEC on March 31, 2006.

Sincerely,


/s/ Thomas E. Oland

Thomas E. Oland
President and Chief Executive Officer

/s/ Gregory J. Melsen

Gregory J. Melsen
Chief Financial Officer

Cc   Andy LaFrence, KPMG
     Melodie Rose, Fredrikson & Byron